At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposal:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Income Funds, Inc. on behalf of:

                                                    For           Against
     Strong High-Yield Bond Fund              44,375,440.767    7,548,114.703
     Strong Short-Term High Yield Bond Fund   15,403,324.357    1,328,200.447

                                                Abstain        Broker non-votes
     Strong High-Yield Bond Fund              1,528,278.49      10,600,249.000
     Strong Short-Term High Yield Bond Fund     483,659.54       4,778,112.000